NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029763

March 24, 2006

Samuel A. Guess
Associate General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2006

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

Dear Mr. Guess:

This is in response to your letter dated January 23, 2006 concerning the shareholder proposal submitted to Wal-Mart by Green Century Capital Management, Inc. and Harrington Investments, Inc. We also have received letters from the proponents dated February 7, 2006 and February 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
APR 28 2006
THOMSON
FINANCIAL

Enclosures

cc: Amy Perry
President
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

January 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Green Century Capital Management, Inc. et. al.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by Green Century Capital Management, Inc. and the co-filers copied on this letter (the "Proponents"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the Proposal and all correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, the Company plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may commence mailing the 2006 Proxy Materials by no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Company received the Proposal on or about December 15, 2005. The Proposal requests that the Board of Directors of the Company, by June 1, 2007, at a reasonable cost and omitting proprietary information, "publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely report on progress."

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2006 Proxy Materials on the grounds that: (1) the Proposal is vague, indefinite, and misleading as to be excludable under Rule 14a-8(i)(3) and (2) the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(10).

1. The Proposal is Vague, Indefinite, and Misleading and is Excludable under Rules 14a-8(i)(3) and 14a-9

The Company intends to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proposal is materially vague, indefinite, and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 17 C.F.R. § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the proposal is materially false or misleading, or if the resolution is so inherently vague or indefinite, that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"). The Staff has also consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g., The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

Because many beneficial substances could be toxic under some circumstances or harmful to certain persons, the Proposal could be virtually unlimited in its scope. The Proposal itself refers to "scientific uncertainty" regarding chemicals in products. Neither the stockholders, when voting on the Proposal, nor the Company, when attempting to implement the Proposal (if adopted), would be able to determine with reasonable certainty the scope of actions advocated by the Proposal. Accordingly, the Company believes it may exclude the Proposal as vague, indefinite, and materially misleading as to its meaning and intent.

2. <u>The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)</u>

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal is excludable because it seeks to "micro-manage" the Company's retail business practices and inventory of products. The 1998 Release states that proposals may be seen as attempting to micro-manage the Company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The

Proposal asks the Company to develop "options to identify toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives . . . ." The handling of inventory involves complex business decisions and falls within the Company's ordinary business operations.

Shareholder proposals have been excluded for requesting reports that are too detailed and specific, even when the subject may be a socially significant issue. *See, e.g., Ford Motor Company* (March 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production and absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations). The Proposal requests a report, by June 1, 2007, "evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants." The requested report would include complex and intricate scientific detail unsuited for presentation to shareholders.

The Company is the world's largest retailer, and sells a multitude of products. According to the Company's informational website, www.walmartfacts.com, last year the Company purchased "goods from its 61,000 U.S. suppliers ranging from products on our shelves to the concrete it takes to build our buildings." Moreover, the Company purchases merchandise from factories and suppliers from more than 60 countries around the world (*See* 2004 Report on Standards for Suppliers). The requested scientific study and report would require the Company to engage a staff of scientists and various other experts to undertake a large-scale chemical research project. Business decisions such as the allocation of resources for research are not suited to direct shareholder oversight.

More importantly, decisions concerning the selection of products to be sold in the Company's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product inventory is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Based on the foregoing, the Company believes that it may exclude the Proposal because the Proposal seeks to micro-manage the business affairs of the Company.

Conclusion

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Enclosures

cc: Green Century Capital Management, Inc.
ATTN: Anne Perry
29 Temple Place, Suite 200
Boston, MA 02111

Harrington Investments, Inc.
ATTN: John C. Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

Enclosures

cc: Green Century Capital Management, Inc.
ATTN: Amy Perry
29 Temple Place, Suite 200
Boston, MA 02111

Harrington Investments, Inc.
ATTN: John C. Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

EXHIBIT A

GREEN CENTURY FUNDS

December 14, 2005

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division, and Assistant Secretary
Wal-Mart
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

Green Century Capital Management is an environmental investment advisory firm. At Green Century, we believe that environmental excellence and strong financial returns go hand in hand.

I am writing today to file the enclosed shareholder resolution, for inclusion in Wal-Mart's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Proof of share ownership will follow this letter. Green Century Capital Management will continue to hold the shares through the 2006 stockholder meeting. A representative of our firm will attend the stockholders' meeting to move the resolution as required. We are the primary filer of this resolution, and ask to be listed as such in the proxy materials.

The subject of the resolution is the presence of toxics. Specifically, the increasing evidence that chemicals commonly used in consumer products can cause significant negative health effects, even at very low doses. These chemicals of concern, such as brominated flame retardants, phthalates, bisphenol-A and others, are coming under increased scrutiny.

There is regulatory movement around the globe that would potentially restrict or ban the use of many chemicals recognized as potential hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. Meanwhile some forward thinking companies such as L'Oreal, Revlon, and SC Johnson are taking steps to reformulate their products to exclude certain of these chemicals of concern.

We appreciate Lee Scott's recent statements linking environmental and financial performance, as signaled by Wal-Mart's commitment to reduced waste generation and increased energy efficiency. We are also pleased by Wal-Mart's intention to encourage and support enhanced environmental performance by its contract suppliers.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111

We believe strongly that to further enhance its financial performance, reduce potential liabilities, and strengthen its competitive position around the globe, Wal-Mart should make a corporate commitment to adopting safer chemicals policies throughout its supply chain. The goal of these policies should be to reduce the hazards posed to Wal-Mart's customers, employees, and suppliers by toxic chemicals in the many products stocked by Wal-Mart. Retailers and manufacturers around the world have adopted safer chemicals practices to build public trust, protect the reputation of their brands, and preserve and enhance market share by anticipating regulation.

Thank you for attention to this matter. If you are another representative of your company would like to discuss the issues involved, please contact Andrew Shalit at Green Century Capital Management by telephone at 617-482-0800, by e-mail at ashalit@greencentury.com, or by postal mail at the address below.

Sincerely,

Amy Perry

Amy Perry
President
Green Century Capital Management

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son, Inc. has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern; and

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

<u>Supporting Statement</u>
According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said in October 2005, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

HARRINGTON INVESTMENTS, INC.

FACSIMILE TRANSMISSION SHEET

TO: Jeffrey J. Gearhart	FROM: John C. Harrington
COMPANY: Wal-Mart	DATE: December 15, 2005
FAX NUMBER: 479.277.5991	TOTAL NUMBER OF PAGES (INCLUDING COVER): 4
TELEPHONE NUMBER: 479.273.4000	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

P. O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NALIANET.NET
WWW.HARRINGTONINVESTMENTS.COM

HARRINGTON
INVESTMENTS, INC.

December 15, 2005

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division, and Assistant Secretary
Wal-Mart
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

Harrington Investments, Inc. (HII) is a registered investment advisor managing assets for individuals and institutions concerned with a social and environmental as well as financial return. I am deeply concerned about the presence of toxic chemicals in consumer products. I believe it is important for our company to implement a safer products policy. Therefore, I wish to co-file the Green Century Capital Management shareholder resolution asking for a report on our company's policies.

I am filing the enclosed shareholder resolution on my own behalf, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in our company's 2006 proxy material. I am the beneficial owner of 100 shares of Wal-Mart stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2006 annual meeting of shareholders. I will be providing verification of my ownership position.

HII recognizes Green Century Capital Management as the "primary filer" of this resolution. Please copy correspondence to me as a "co-filer." We look forward to your response. Should you have any questions or comments, please contact Andrew Shalit at Green Century Capital Management at 617-482-0800.

Thank you for your attention to this matter.

Sincerely,

John C. Harrington
President
Harrington Investments

Encl.
Cc: Andrew Shalit, Green Century Capital Management

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son, Inc. has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern; and

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement

According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders..

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said in October 2005, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 16, 2005

VIA FEDERAL EXPRESS

Green Century Capital Management, Inc.
Amy Perry, President
29 Temple Place, Suite 200
Boston, MA 02111

Dear Ms. Perry:

On December 15, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") establish a Safer Products Policy. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company advises you that your shareholder proposal violates the 500-word limitation of SEC Rule 14a-8(d), and you must revise the proposal to correct this violation.

The Company also is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 16, 2005

VIA FEDERAL EXPRESS

Harrington Investments, Inc.
John C. Harrington, President
1001 2nd Street, Suite 325
Napa, California 94559

Dear Mr. Harrington:

On December 15, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") establish a Safer Products Policy. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company advises you that your shareholder proposal violates the 500-word limitation of SEC Rule 14a-8(d), and you must revise the proposal to correct this violation.

The Company also is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the

company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons**

why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: Origin ID: (479)204-9446
~izabeth Crawford
J-Mart Stores, Inc.
2 Southwest 8th Street

Bentonville, AR 72716

FedEx. Express

E

CLS

Ship Date: 16DEC05
ActWgt: 1 LB
System#: 8482983/INET2300
Account#: S *********

REF:

Delivery Address Bar Code

SHIP TO: (999)999-9999 BILL SENDER

John C. Harrington
Harrington Investments, Inc.
1001 2nd Street
Suite 325
Napa, CA 94559

STANDARD OVERNIGHT

MON
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GREEN CENTURY FUNDS

FAX COVER SHEET

TO: Sam Guess

ORGANIZATION: Wal-Mart Legal Dept

FAX: #: 479-277-5991

FROM: Andrew Shalit

TEL.#: 617-426-2503

FAX #: 617-422-0881

PAGE #1 OF 3 TOTAL PAGES

Sam -

Here is the corrected resolution. I reduced it by 3 words relative to the previous draft. Thank you for the opportunity to make this correction.

Yours truly,

Andrew Shalit

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617-422 0881
www.greencentury.com

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern;

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement

According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said last October, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

GREEN CENTURY FUNDS

FAX COVER SHEET

TO: Samuel A. Guess

ORGANIZATION: Legal Dept. Wal-Mart

FAX: #: 479-277-5991

FROM: Andrew Shalit

TEL.#: 617-426-2503

FAX #:

PAGE #1 OF 3 TOTAL PAGES

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617 422-0881
www.greencentury.com

GREEN CENTURY FUNDS

December 22, 2005

Samuel A. Guess
Associate General Counsel, Corporate Governance
Wal-Mart

VIA FAX: (479) 277-5991

Dear Mr. Guess:

Attached please find the verification of Green Century's ownership of shares of Wal-Mart, sufficient in quantity and duration to support the filing of our shareholder proposal previously submitted to the Company, under Rule 14a-8 of the Securities Exchange Act of 1934.

We intend to continue to hold at least $2,000 of shares of the Company through the date of the 2006 annual meeting.

If you have any further questions regarding this filing, please do not hesitate to contact me.

Yours Sincerely,

Andrew Shalit

Andrew Shalit
Green Century Capital Management

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 ▪ Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

December 21, 2005

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON, MA 02111-1350

RE: Green Century Capital Management Inc.

To Whom it May Concern:

Thank you for contacting Vanguard Brokerage Services (VBS).

Please accept this letter as verification that above referenced VBS client held 65 shares of Wal Mart Inc. in VBS account 47V 825833 between the dates of December 14, 2004 and December 14, 2005.

Furthermore, please note that the security's value has been in excess of $2,000 between the above referenced dates.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services

EAG/brw

Enclosure(s): Copy of original

10138866

HARRINGTON
INVESTMENTS, INC.

FACSIMILE TRANSMISSION SHEET

TO: Samuel A. Guess	FROM: John C. Harrington
COMPANY: Wal-Mart	DATE: December 21, 2005
FAX NUMBER: 497.277.5991	TOTAL NUMBER OF PAGES (INCLUDING COVER): 3
TELEPHONE NUMBER: 497.273.4505	SENDER'S REFERENCE NUMBER:
RE: Corrected Shareholder Proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Hello, Sam – This is the corrected version of the shareholder proposal to establish a Safer Products Policy that John Harrington is co-filing with Green Century Capital Management. We will be sending a letter from our broker shortly to verify Mr. Harrington's stock ownership. The letter accompanying the previous version of our proposal did state that Mr. Harrington intends to continue to hold his stock through the date of the Company's annual meeting.

Please contact us if you have any questions (707.252.6166).

Sincerely,
Peri Payne, Shareholder Advocate

P. O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET
WWW.HARRINGTONINVESTMENTS.COM

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern;

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement

According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said last October, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

HARRINGTON
INVESTMENTS, INC.

December 27, 2005

Samuel A. Guess
Associate General Counsel
Wal-Mart
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Guess:

Re: Proof of Ownership

Please find the enclosed letter from Charles Schwab & Co., verifying stock ownership of Wal-Mart (WMT) for John C. Harrington. This letter satisfies the SEC rule 14-a(8)(b).

This letter accompanies my previously submitted shareholder proposal regarding establishing a safer products policy.

Please do not hesitate to contact me if you should care to discuss this letter. Thank you.

Sincerely,

John C. Harrington
President

Ecl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix AZ 85072-2013

December 23, 2005

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division, and Assistant Secretary
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

RE: John C. Harrington
Charles Schwab Account # 1101-4608
Wal-Mart Stock Ownership (WMT)

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Wal-Mart Stores, Inc., stock for at least one year prior to December 15, 2005 (December 15, 2004 to present).

If you need additional information to satisfy your requirements, please feel free to contact me at (877) 806-4101.

Sincerely,

Jennifer D. Lowry

Jennifer D. Lowry
Charles Schwab & Co., Inc.
Institutional Service Group

From: Andrew Shalit [mailto:ashalit@greencentury.com]
Sent: Tuesday, February 07, 2006 3:27 PM
To: CFLETTERS
Cc: Andrew Shalit
Subject: Wal-Mart No-Action Request

Ladies and Gentlemen:

I am writing in regard to the No-Action Request submitted to your office by Wal-Mart Stores, Inc. on January 23rd, with respect to the shareholder proposal filed by Green Century Capital Management. The subject of the proposal is "Establishing a Safer Products Policy."

Green Century Capital Management is currently composing a response to Wal-Mart's request, which we believe is without merit. We intend to have this response delivered to your offices by February 17th. If you need our response sooner than that, please let me know, and I will move our schedule forward.

Sincerely,

Andrew Shalit
Green Century Capital Management
617-426-2503
ashalit@greencentury.com

GREEN CENTURY FUNDS

February 17, 2006

RECEIVED 2006 FEB 23 AM 11:17 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request For No Action on Shareholder Proposal Submitted to Wal-Mart Corporation by Green Century Capital Management and Harrington Investments, Inc.

Dear Sir/Madam:

Green Century Capital Management, Inc. and Harrington Investments, Inc. ("Proponents") have submitted a shareholder proposal ("Proposal") to Wal-Mart Stores, Inc. (the "Company" or "Wal-Mart"). We are writing to respond to the letter dated January 23, 2006 ("Letter"), sent to the Securities and Exchange Commission by Wal-Mart. In that letter, the Company contends that the Proponents' shareholder Proposal may be excluded from the Company's 2006 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7). We disagree with this view, for the reasons described below.

SUMMARY

The Company asserts that the Proposal is excludable because it is vague and indefinite and because it seeks to micromanage the Company.

As discussed below, we believe the Proposal is not excludable for vagueness because it discusses well-known issues of public concern that both shareholders and management can understand. It is equally clear that the Proposal does not seek to micromanage the company, but rather strikes the correct balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed while leaving enough room for management to address the issues in the most efficacious manner based on its own judgment. Finally, the Proposal addresses a significant area of public policy concern and thus is appropriate for consideration by shareholders.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

ANALYSIS

1. The Proposal is Not Vague and Indefinite and Should Not Be Excluded under Rule 14a-8(i)(3)

In 2004 the staff of the Division of Corporation Finance ("Staff") explained that a proposal may be excluded under Rule 14a-8(i)(3) where

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result. Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

It also reiterated that

> rule 14a-8(g) makes clear that <u>the company bears the burden</u> of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading. SLB 14B (emphasis added).

The Proposal submitted by Green Century Capital Management and Harrington Investments to Wal-Mart exhibits no such ambiguity or difficulty of interpretation. It requests plainly that "the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." To further clarify the intent of the Proposal, it references directly and indirectly several comparable efforts to reduce exposure to toxic substances.

The Company cites only a single reason for the obscurity or ambiguity of the Proposal. It argues that the meaning of "toxic substances" is not clear and that this would make implementation of the Proposal unmanageable:

> Because many beneficial substances could be toxic under some circumstances or harmful to certain persons, the Proposal could be virtually unlimited in its scope.

Here the Company is claiming that almost anything could be toxic, and so it is impossible to define how a company would take action to reduce the use of toxic substances. The requested action might have been intractable if the Proposal had asked the Company to ensure that <u>none</u> of its products contained <u>any</u> toxic substances. But the Proposal asks no such thing. It only asks for a report with the goal of "systematically <u>minimizing</u> customers' exposure to toxic substances" (emphasis added). This goal is certainly something that the Company can attempt, using the common meaning of the word "toxic."

Indeed, just such a goal is expressed by the Company's policies with regard to its suppliers. The Company document *Standards for Supplier: Supplier's Responsibilities* states:

> We also encourage our suppliers to reduce excess packaging and to use recycled and non-toxic materials whenever possible. We will favor suppliers who share our commitment to the environment. (www.walmartstores.com/Files/SupplierStandardsdoc.pdf)

This statement shows that the Company itself understands the meaning of toxic versus non-toxic materials, and that it expects its suppliers to understand this distinction without additional explication. Further, it shows that the Company shares the concerns expressed by the Proposal, namely to minimize its customers' exposure to toxic materials.

In its Letter the Company further claims that "neither the stockholders, when voting on the Proposal, nor the Company, when attempting to implement the Proposal (if adopted), would be able to determine with reasonable certainty the scope of actions advocated by the Proposal."

To the contrary, the Proposal goes to great lengths to ensure that this is not the case and that stockholders as well as the board understand clearly the meaning of the Proposal and the nature of the action requested. The goal of the Proposal is clearly to minimize customers' exposure to toxic substances. To clarify what this might entail, the Proposal discusses actions by other companies and by governments that exemplify how the Company would approach this goal:

- The Proposal discusses regulations governing toxic substances in California, in other states, and in the European Union. These regulations illustrate the types of toxic substances that are of concern to the Proposal.
- The Proposal discusses three Wal-Mart suppliers who have already taken steps to remove toxic substances from their products. These companies further illustrate the types of toxic substances that are of concern to the Proposal, and they also indicate the types of actions that could be considered as a result of implementing the Proposal.
- The Proposal provides a reference to a report which contains further examples of companies that have taken steps similar to those contemplated by the Proposal.
- The supporting statement goes on to provide specific examples of the types of practices that are foreseen by the Proposal:

> Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

As described above, the present Proposal is quite clear and so differs entirely from the subject proposals of the three prior rulings cited by the Company. Each of these proposals contained serious flaws that are not present in the Proposal. These flaws made it impossible to interpret the meaning of the proposals with any certainty.

In *The Procter & Gamble Company* (October 25, 2002), Staff properly supported the exclusion of a proposal requesting that the company establish a fund to support individuals who "are victims of retaliation, intimidation and troubles because they are stockholders/shareholders of publicly owned companies." The nature of the "troubles" and the purpose of the requested support were made apparent nowhere in the proposal text, and could not be discerned with certainty except perhaps to the proponent himself. As stated by the company, "the context and purpose of the Proposal is not clear. From [proponent's] first letter of June 19, 2002, he appears to suggest that his US Postal Service letter carrier and his landlord are preventing him from accessing his mailbox in an attempt to force him to name them as 'beneficiaries' of some type." The present Proposal does not make obscure references to private information, but rather refers to well-known subjects of public discussion, namely the presence of toxic substances in consumer products.

In *Philadelphia Electric Company* (July 30, 1992) the proposal expressed outrage at management and board performance, but the language and grammar used by the resolved clause failed to communicate a clear request:

> THEREFORE BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

This resolution appears to suffer from a logical or grammatical flaw that makes it impossible to discern clearly its meaning. In its request to exclude this proposal, Philadelphia Electric Company described three possible interpretations of the resolution, each of which was equally plausible. It rightly argued that "there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation." The current Proposal has no such ambiguity of interpretation.

In *NYNEX Corporation* (January 12, 1990) the language used by the proposal was ambiguous and was left unclear specifically because of its brevity and lack of clarifying detail. The full text of the proposal was only 50 words, half of which largely restated the other half:

> WHEREAS NYNEX should not interfere in the government policy of any foreign government that NYNEX has been invited to set up facilities.
>
> RESOLVED, that NYNEX does not interfere in government policies of foreign nations that this company has been invited in the past and future to set up any facilities.

The proposal made no references to past actions by NYNEX, by other companies, or by shareholder groups that would indicate more clearly the specific behaviors or actions that should or should not be undertaken by the company were the proposal to pass.

In its request to exclude the proposal, NYNEX described a broad range of diverse and mutually contradictory actions each of which could be interpreted as being required by the text of the resolution. As Staff stated in their ruling, "the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies' as well as when the proscriptions of the proposal would apply. In the Division's view, such determinations would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Company."

The Proposal under discussion does not suffer from this flaw. It addresses a well-known issue of public concern – namely the presence of toxic chemicals in consumer products and packaging – and requests a report on Company policies and procedures for reducing customer exposure to such chemicals. It cites examples of government regulations and proposed laws that define lists of toxic chemicals. It cites companies that have taken steps similar to the steps that are being requested of the Company. It lists examples of actions that could be taken by the Company in pursuing this goal.

In summary, the proposal strikes the appropriate balance between describing the concern in sufficient detail so as to provide appropriate guidance to shareholders and the Company, and yet not so much as to micromanage the Company in its actions. The Proposal appropriately leaves room for the Company to choose the specific actions to take to implement the proposal in the way that is most efficient and effective, while clearly stating its purpose using terms that are well understood.

2. The Proposal Does Not Seek to Micromanage the Company, and Should Not Be Excluded Under Rule 14a-8(i)(7)

The Company asserts that the Proposal should be excluded because it seeks to micromanage the Company. Specifically, the company makes three arguments:

- The Proposal involves intricate details that are unsuited for consideration by stockholders;
- Implementation of the Proposal would require a large staff of scientists, and the associated resource allocation is not an appropriate subject for shareholder consideration; and
- The Proposal involves selection of products to be sold in stores, which is properly under the control of management.

2.1 The Proposal Does Not Involve Intricate Detail

Under Rule 14a-8(i)(7), a proposal may be excluded if it seeks "to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Release goes on to state that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

In arguing that the Proposal involves intricate detail, the Company cites *Ford Motor Company* (March 2, 2004). The subject proposal of *Ford* requests that the company take a series of complex steps, including measurements of temperatures, gasses, and other specific factors across times and locations, with the goal of assessing whether global warming or global cooling (sic) is taking place. These complex steps were detailed in the proposal. In ruling that the proposal could be excluded, Staff stated:

> The Proposal recommends that the board publish annually a report... that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

The present Proposal specifies no such intricate detail. It does not list specific actions or measurements to be taken and it does not specify a rigid schedule of events. Rather it requests that the Board evaluate Company "policies and procedures for systematically minimizing customers' exposure to toxic substances in products." It does not specify the structure of the system, but merely that the policies and procedures be systematic. The manner in which this evaluation is to take place is properly left to the discretion of the Company, as is the substance of the policies and procedures.

2.2 The Proposal Does Not Require Significant Allocation of Resources

The Company has indicated that to engage in the process requested by shareholders would require the Company to engage a staff of scientists and various other experts to undertake a large-scale chemical research project. The company exaggerates the burden that might be placed on it. The Company can easily work from existing lists of toxic and potentially toxic substances that have been targeted for reduction by government. For example, the US EPA Waste Minimization Program targets 31 priority chemicals for reduction (www.epa.gov/epaoswer/hazwaste/minimize/chemlist.htm) and the State of California annually compiles a list of chemicals known to cause cancer or reproductive toxicity (www.oehha.ca.gov/prop65/prop65_list/files/P65single3405.pdf). The Company can also look to lists compiled by other retailers, for example Boots Group PLC (www.boots-plc.com/environment/library/266.pdf) and Marks & Spencer (www2.marksandspencer.com/thecompany/ourcommitmenttosociety/environment/productsafety/chemicals_strategy.pdf).

Most or all of this work could be accomplished by existing staff and staff due to be hired under current Company plans. For example, in late 2005, Tyler J. Elm was named Senior Director, Competitive Strategy and Business Sustainability, charged with "deriving business value for Wal-Mart Stores, Inc. by directing the development, implementation and management of a competitive business strategy that derives economic benefits for the Company from improved environmental and social outcomes." (official corporate biography)

Furthermore, the Company has retained a search firm to hire a new Senior Director for Stakeholder Engagement, reporting to Wal-Mart's Vice President of Corporate Strategy, "who will play a critical role in helping the company ...create a new model of business engagement that uses market-based changes to create societal value." (Job description from executive search firm Martha Montag Brown and Associates). The job includes identifying global best practices in corporate responsibility, with initial focus including the environment and product sourcing.

Wal-Mart is in fact already investing staff time in toxic chemical issues as signaled by their commitment to "replacing PVC packaging for [Company] private brands with alternatives that are more sustainable and recyclable within the next 2 years," ("Twenty First Century Leadership",

Speech by Company CEO Lee Scott, October 24, 2005). As part of that initiative, the Company has put together teams of staff and stakeholders to explore addressing waste, toxics, and other issues. They have invited non-governmental organizations such as the Center for Health, Environment and Justice's PVC Campaign to participate in these efforts, and have also solicited the PVC Campaign's suggestions for sources of relevant expertise.

The report resulting from the adoption of this Proposal could provide guidance and direction to these existing or planned efforts. The creation of the report itself, as called for by the Proposal, would not in any way require the creation of a significant new program or hiring large numbers of staff with highly specialized skills.

2.3 The Proposal Does Not Dictate Selection of Products to be Sold in Stores

The Company argues that the Proposal represents an unwarranted interference in the day-to-day selection of products to be sold in stores:

> Decisions concerning the selection of products to be sold in the Company's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product inventory is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to shareholders.

The Company does not quote any text from the Proposal to support their contention that the Proposal would take the control of inventory decisions and product selection out of management's hands and place it instead in the hands of stockholders. In fact, the Proposal does no such thing. It does not ask that the Company sell (or not sell) any specific products or category of products. It does not specify inventory levels or supply-chain management structures. It does not list specific product ingredients that would be dispositive when making decisions about whether to sell products.

It may be that the Company is arguing that categorically any proposal that touches upon product selection even in the most indirect way is excludable. Such an argument would be directly contrary to the 1998 Interpretive Release which requires that each proposal be reviewed on a case-by-case basis, and that "proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The current Proposal focuses on a significant policy issue, as discussed below. Moreover, it requests only a report "evaluating Company policies and procedures" and does not seek to impose specific policies and procedures on the product acquisition process.

4. The Proposal Focuses on a Significant Policy Issue

Pursuant to Rule 14a-8(i)(7), proposals may not be excluded if the subject matter focuses "on sufficiently significant social policy issues . . . because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release No. 34-40018 (May 21, 1998) ("1998 Release"). A proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) at 426.

The presence of toxic and potentially toxic substances in consumer products and product packaging is clearly a significant policy issue that transcends the day-to-day business of the Company. While the Company does not question this, it is useful to note how it has in fact become an issue that receives a great deal of attention and will have significant policy and economic implications for the Company.

A number of recently passed or proposed state laws would ban the use of previously acceptable chemicals in consumer products. For example, nine states recently enacted bans on the bio-accumulative chemicals penta-PBDE and octa-PBDE, which have been widely used as flame-retardants in furnishings, electronics, and other products. Bills proposed in California and Maryland would ban the sale of cosmetics and children's toys containing a category of chemicals known as "phthalates" as well as children's toys and bottles containing the chemical bisphenol A. Both phthalates and bisphenol A are suspected developmental toxicants widely used in consumer products in the U.S.

In Europe, the RoHS (Reduction of Hazardous Substances) mandate requires the removal of heavy metals and certain other chemicals from electronic products. The broad REACH initiative (Registration, Evaluation and Authorisation of Chemicals) would require the registration and testing of several thousand chemicals used in consumer products.

Manufacturers have been active in this area as well, with computer and other electronics manufacturers building RoHS-compliant products and over two hundred cosmetics companies agreeing to take steps to reduce the inclusion of toxic ingredients (www.safecosmetics.org/companies/signers.cfm), for example.

Media coverage and public concern about this issue have been growing steadily. Major, mainstream news outlets such as the New York Times and the Los Angeles Times ran stories in 2005 with headlines such as *Should You Worry About the Chemicals in Your Makeup?*, *Labels Can Hide the Presence of Phthalates*, *Legislature Targets Toxic Risks in Products* and *Europe's Rules Forcing U.S. Firms to Clean Up*. The Wall Street Journal ran a series of prominently placed front-page articles titled *Toxic Traces: New Questions about Old Chemicals*. See Appendix 1.

As these facts clearly demonstrate, the subject of cosmetics and toxic chemicals is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the Company.

CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the

Company's no-action request. As demonstrated above, the Proposal is not in any way vague, nor does it attempt to micromanage the Company's business.

In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponents to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company. Communication should be directed to Andrew Shalit at 617-426-2503 or via fax at 617-422-0881.

Sincerely,

Andrew Shalit
Green Century Capital Management

John C. Harrington
Harrington Investments

cc: Samuel A. Guess, Wal-Mart Stores Legal Department

Attachments: Appendix 1

APPENDIX 1

Levels of Risk
Common Industrial Chemicals in Tiny Doses Raise Health Issue
Advanced Tests Often Detect Subtle Biological Effects;
Are Standards Too Lax?
Getting in Way of Hormones

By PETER WALDMAN
Staff Reporter of THE WALL STREET JOURNAL
July 25, 2005; Page A1

For years, scientists have struggled to explain rising rates of some cancers and childhood brain disorders. Something about modern living has driven a steady rise of certain maladies, from breast and prostate cancer to autism and learning disabilities.

One suspect now is drawing intense scrutiny: the prevalence in the environment of certain industrial chemicals at extremely low levels. A growing body of animal research suggests to some scientists that even minute traces of some chemicals, always assumed to be biologically insignificant, can affect such processes as gene activation and the brain development of newborns.

An especially striking finding: It appears that some substances may have effects at the very lowest exposures that are absent at higher levels.

Some scientists, many of them in industry, dismiss such concerns. But the new science of low-dose exposure is challenging centuries of accepted wisdom about toxic substances and rattling the foundation of environmental law.

Modern pollution restrictions aim to limit exposures to levels past studies have found safe. For example, it's known mercury can cause learning problems in children if it's above 58 parts per billion in the bloodstream. Dividing 58 by 10 to provide a margin of safety, U.S. regulators advise that children and young women not accumulate more than 5.8 parts per billion of mercury, by limiting consumption of certain fish such as tuna.

But what if it turned out some common substances have essentially no safe exposure levels at all? That was ultimately what the U.S. Environmental Protection Agency concluded about lead after studying its effects on children for decades. Indications some other chemicals may have no safe limits have led regulators in Europe and Japan to bar the use of certain compounds in toys and in objects used to serve food. In the U.S., federal scientists are devising new tests that could be used to screen thousands of common chemicals to make sure they're safe at extremely low exposures.

Using advanced lab techniques, scientists have found that with some chemicals, traces as minute as mere parts per trillion have biological effects. That's one-millionth of the smallest traces even measurable three decades ago, when many of today's environmental laws were written. With some of these chemicals, such trace levels exist in the blood and urine of the general population.

Some chemical traces appear to have greater effects in combination than singly, another challenge to traditional toxicology, which tests things individually.

The human body is complex, and effects seen in tests on small laboratory animals and in human cells don't necessarily mean health risks to people. "The question is what do we do about these low levels once we know they're there," says Steve Hentges of the American Plastics Council, a trade association.

For their part, companies and industry groups have attacked low-dose research as alarmist and are challenging the findings with scientific studies of their own. Some industry studies have contradicted the low-dose findings of university and government labs. One reason, says Rochelle Tyl, a toxicologist who does rodent studies on contract for industry groups, is that academics seek "to find out if a chemical has an intrinsic capacity to do harm," while industry scientists try to measure actual dangers to people.

The result is that low-dose research has sparked a number of heated scientific and regulatory controversies:

• Tiny doses of bisphenol A, which is used in polycarbonate plastic baby bottles and in resins that line food cans, have been found to alter brain structure, neurochemistry, behavior, reproduction and immune response in animals. Makers and users of the chemical maintain, citing a Harvard review of 19 studies, that the chemical is harmless to humans at such levels. (See illustration)

• Minute levels of phthalates, which are used in toys, building materials, drug capsules, cosmetics and perfumes, have been statistically linked to sperm damage in men and genital changes, asthma and allergies in children. The U.S. Centers for Disease Control and Prevention has detected comparable levels in Americans' urine. Manufacturers say there is no reliable evidence that phthalates cause any health problems.

• A chemical used in munitions, called perchlorate, is known to inhibit production of thyroid hormone, which children need for brain development. The chemical has been detected in drinking-water supplies in 35 states, as well as in fruits, vegetables and breast milk. The EPA has spent years mulling what is a safe level in drinking water. The Defense Department and weapons makers maintain it is harmless at much higher doses than those that Americans ingest.

• The weed killer atrazine has been linked to sexual malformations in frogs that were exposed to water containing just 1/30th as much atrazine as the EPA regards as safe in human drinking water. The herbicide's main manufacturer, Syngenta AG, says other studies prove atrazine is safe. The EPA favors more study.

In the Laboratory

Studies have linked some common chemicals with toxic effects, though not necessarily at levels to which humans are exposed:

CHEMICAL	WHAT IT'S IN	WHAT IT'S LINKED TO
Bisphenol A (BPA)	Polycarbonate plastic bottles and food-can linings	Altered brain, behavior and sex organs in rats
Dibutyl Phthalate (DBP)	Cosmetics, shampoos, pills, nail polish, plastic toys	Gene and hormone changes in rodents; genital abnormalities in human infants
Diethylhexyl Phthalate (DEHP)	Polyvinyl chloride building products, food packaging, toys, medical tubing	Birth defects in mice; pre-term birth in human infants; early puberty in girls
Perchlorate	Drinking water in 35 states, fruits, vegetables, breast milk	Brain and behavior changes in rats; thyroid effects in people

Sources: Scientific articles; U.S. Environmental Protection Agency.

With so much still unknown, regulators are proceeding on different tracks in different countries. Japan's government designates about 70 chemicals as potential "endocrine disruptors" -- substances that may, at tiny doses, interfere with hormonal signals that regulate human organ development, metabolism and other functions. Japan has just completed a $135 million research push on endocrine disruptors, including setting up a national research center. The Japanese government also has banned certain phthalates in food handlers' gloves and containers, after detecting them in food. One manufacturer, Fujitsu Ltd., has pledged to phase out its use of most suspected endocrine disruptors over coming years.

The European Union has banned some kinds of phthalates in cosmetics and toys, and it is considering a ban on nearly all phthalates in household goods and medical devices. The EU also is planning to require new safety tests for thousands of industrial chemicals, many of which already exist in people's bodies at trace levels. Industry, which would have to bear the cost of proving countless current products safe, is fighting the measures, calling them a massive unnecessary burden.

In the U.S., there are divisions within the government. The White House plays down the issue, saying the low-dose hypothesis is unproved. But many federal scientists and regulators at the EPA and Health and Human Services Department are forging ahead with new methods for assessing possible low-dose dangers. Legislatures in two states, California and New York, are considering bills that would ban use of certain phthalates in toys, child-care products and cosmetics, while a California bill would restrict bisphenol A.

Earliest Concerns

One of the early scientists to focus on possible low-dose risks was biologist Theo Colborn of the World Wildlife Fund. Studying the decline of certain birds, mammals and fish in the upper Midwest, Dr. Colborn spotted some patterns:

Species that struggled to survive in the industrialized Great Lakes thrived in inland areas that were less polluted. And some offspring in more-polluted regions had gender abnormalities, such as feminized sex organs in males. She theorized that trace amounts of chemicals in the environment were disrupting hormones.

Dr. Colborn and colleagues popularized low-dose concerns in a series of conferences, articles and a best-selling 1996 book called "Our Stolen Future." That year the EPA asked an outside advisory panel to consider ways of screening industrial chemicals for hormonal effects, a process still incomplete.

In 2000, a separate EPA-organized panel, after reviewing 49 studies, said some hormonally active chemicals affect animals at doses as low as the "background levels" to which the general human population is subject. The panel said the health implications weren't clear but urged the EPA to revisit its regulatory procedures to make sure such chemicals are tested in animals at appropriately small doses.

The EPA hesitated. It responded in 2002 that "until there is an improved scientific understanding of the low-dose hypothesis, EPA believes that it would be premature to require routine testing of substances for low-dose effects."

The Bush administration's regulatory czar, John Graham -- administrator of the Office of Information and Regulatory Affairs at the White House Office of Management and Budget -- later publicly dismissed as unproven the idea that the hormonal system could be disrupted by multiple low-dose exposures to industrial chemicals. For the past two years, the administration has proposed funding cuts for EPA research on suspected endocrine disrupters, but Congress has kept the funding roughly level at about $10 million a year.

Since the review panel met in 2000, scientists have published more than 100 peer-reviewed articles reporting further low-dose effects in living animals and in human cells. These findings are generating some early insights in the thorny process of translating laboratory data into conclusions about human health.

Less Is More

One of the most provocative is that some hormonally active chemicals seem to have more effects at extremely low exposures than at higher ones. This challenges an axiom of toxicology stated by the Swiss chemist Paracelsus nearly 500 years ago: The dose makes the poison.

Toxicologists traditionally derive risk by exposing rodents to chemicals to find the lowest dose that leads to tumors, birth defects or other readily observable effects. Regulators then divide the highest "no-observable-effect" dose by an "uncertainty factor" -- anywhere from 10 to 1,000 -- to set a maximum human exposure they can be confident is safe.

But now researchers have found chemicals that have hormonal effects on lab animals and on human cells in much tinier amounts than their standard no-observable-effect levels. And with some of these chemicals, as the tiny doses given to animals are increased, the effects recede. Then, at much higher levels, broad systemic impacts appear, such as reduced body weight.

An example is bisphenol A, or BPA, the ingredient in polycarbonate baby bottles and food-can linings. It evidently is widespread in the environment. In the U.S., the CDC has found traces of it in 95% of urine samples tested. In Japan, researchers have detected BPA in fetal amniotic fluid and the umbilical cords of newborns.

Studying BPA in rats in 1988, the EPA concluded the lowest exposure with an "observed adverse effect" was 50 milligrams a day per kilogram of body weight (one kilogram = 2.2 pounds). Dividing 50 by an uncertainty factor of 1,000, the agency set a daily safe limit for humans of 0.05 milligrams of BPA per kilogram of body weight. Since then, however, academic scientists in several countries have done more than 90 studies that have found BPA effects on animals and human cell cultures from exposures well below this level.

The EPA used a relatively crude measure of the chemical's effects: changes in rodents' body weights. The new studies looked at subtler, hormone-related effects. Some studies found changes in rodents' reproductive organs and brains at doses as low as 0.002 milligram per kilogram of body weight per day. That is just one-25,000th the dose that the EPA said was the lowest exposure having an observable adverse effect.

Disrupting Hormones

Seeking to explain this pattern, scientists cite the endocrine system's exquisite sensitivity. Animals and humans secrete infinitesimal amounts of various hormones, such as estrogen, that trigger responses when they occupy special receptors on the cells of various organs. BPA is among numerous chemicals that can mimic estrogen by occupying cells' estrogen receptors. When they do this at critical phases of development, the chemicals can trigger unnatural biological responses, such as brain and reproductive abnormalities.

At higher doses, however, BPA and other endocrine disruptors -- instead of triggering the unnatural responses -- appear to overwhelm the receptors. That explains, scientists say, why some chemicals seem to have more potent hormonal effects at very low doses than at higher ones.

Mr. Hentges of the American Plastics Council says studies show BPA is harmless at the tiny levels to which humans are exposed. In 2001 the plastics council agreed to pay Harvard's Center for Risk Analysis, part of the Harvard School of Public Health, $600,000 to review BPA studies. The 10 panelists found "no consistent affirmative evidence of low-dose BPA effects" on the basis of 19 studies that were selected by April 2002 for review.

However, many more BPA studies kept coming out, and when the center published its report last fall, three of the 10 panelists declined to be listed as authors. "There are other papers published after the 'cut-off' date that the panel did not review that may have altered their conclusions," says one of the three, Paul Foster of the National Institute of Environmental Health Sciences. A fourth, Claude Hughes of Quintiles Transnational Corp., a pharmaceutical consulting firm, signed but made the same point in a journal commentary criticizing the report and calling for a new EPA risk assessment. The Harvard risk center's executive director, George Gray, acknowledges that a "torrent of new papers on BPA" may have made it impossible for the panel to review everything by its deadline.

The plastics council's Mr. Hentges says his group reviews all studies on BPA and believes none have changed the basic conclusion of the Harvard report. "We continue to believe that the weight of evidence indicates BPA poses no risk to human health," he says.

Chemicals in Combination

Environmental chemicals don't exist in isolation. People are exposed to many different ones in trace amounts. So scientists at the University of London checked a mixture. They tested the hormonal strength of a blend of 11 common chemicals that can mimic estrogen.

Alone, each was very weak. But when scientists mixed low doses of all 11 in a solution with natural estrogen -- thus simulating the chemical cocktail that's inside the human body today -- they found the hormonal strength of natural estrogen was doubled. Such an effect inside the body could disrupt hormonal action.

"In isolation, the contribution of individual [estrogen-like chemicals] at the concentrations found in wildlife and human tissues will always be small," wrote the scientists, led by Andreas Kortenkamp, who directs research on endocrine disruptors for the EU. But because such compounds are so widespread in the environment, the researchers concluded, the cumulative effect on the human endocrine system is "likely to be very large."

To test chemicals, toxicologists traditionally dose animals with a single substance and then dissect them. But this method can't spot the subtle effects associated with today's multiple exposures to low-dose chemicals, says John Bucher, of the National Institute of Environmental Health Sciences.

Now he and his boss, Christopher Portier, are revamping the federal government's National Toxicology Program, which sets standards for how chemicals are tested. Over about seven years, they hope to develop a series of lab tests that will ultimately screen some 100,000 industrial compounds, individually and in mixtures, for biochemical "markers" such as effects on specific genes.

The chemicals then will be ranked by mechanism of action and suspected toxicity, and assigned priorities for further study. "It's taken us 25 years and $2 billion to study 900 chemicals," Dr. Portier says. "If this works, we can study 15,000 in a year."

Levels of Risk
From an Ingredient In Cosmetics, Toys, A Safety Concern

Male Reproductive Development Is Issue With Phthalates, Used in Host of Products Europe, Japan Restrict Them
By PETER WALDMAN
Staff Reporter of THE WALL STREET JOURNAL
October 4, 2005; Page A1

In the 12th week of a human pregnancy, the momentous event of gender formation begins, as X and Y chromosomes trigger biochemical reactions that shape male or female organs. Estrogens carry the process forward in girls, while in boys, male hormones called androgens do.

Now scientists have indications the process may be influenced from beyond the womb, raising a fresh debate over industrial chemicals and safety. In rodent experiments, common chemicals called phthalates, used in a wide variety of products from toys to cosmetics to pills, can block the action of fetal androgens. The result is what scientists call demasculinized effects in male offspring, ranging from undescended testes at birth to low sperm counts and benign testicular tumors later in life. "Phthalate syndrome," researchers call it.

Whether phthalates -- pronounced "thallets" -- might affect sexual development in humans, too, is now a matter of hot dispute. Doses in the rodent experiments were hundreds of times as high as the minute levels to which people are exposed. However, last year, federal scientists found gene alterations in the fetuses of pregnant rats that had been exposed to extremely low levels of phthalates, levels no higher than the trace amounts detected in some humans.

Then this year, two direct links to humans were made. First, a small study found that baby boys whose mothers had the greatest phthalate exposures while pregnant were much more likely than other baby boys to have certain demasculinized traits. And another small study found that 3-month-old boys exposed to higher levels of phthalates through breast milk produced less testosterone than baby boys exposed to lower levels of the chemicals.

Scientists are raising questions about phthalates at a time when male reproductive disorders, including testicular cancer, appear to be on the rise in many countries. Seeking an explanation, European endocrinologists have identified what some see as a human counterpart to rodents' phthalate syndrome, one they call "testicular dysgenesis syndrome." Some think it may be due in part to exposure to phthalates and other chemicals that interfere with male sex hormones.

"We know abnormal development of the fetal testes underlies many of the reproductive disorders we're seeing in men," says Richard Sharpe of the University of Edinburgh in Scotland, a researcher on male reproduction. "We do not know what's causing this, but we do know high doses of phthalates induce parallel disorders in rats."

It isn't surprising to find traces of phthalates in human blood and urine, because they are used so widely. Nearly five million metric tons of phthalates are consumed by industry every year, 13% in the U.S. They are made from petroleum byproducts and chemically known as esters, or compounds of organic acid and alcohol. The common varieties with large molecules are used to plasticize, or make pliable, otherwise rigid plastics -- such as polyvinyl chloride, known as PVC -- in things like construction materials, clothing, toys and furnishings. Small-molecule phthalates are used as solvents and in adhesives, waxes, inks, cosmetics, insecticides and drugs.

Users and producers of phthalates say they are perfectly safe at the very low levels to which humans are exposed. Phthalates are among the most widely studied chemicals and have proved safe for more than 50 years, says Marian Stanley of the American Chemistry Council, a trade association.

She says studies suggest primates, including humans, may be much less sensitive to phthalates than are rodents. She cites a 2003 Japanese study of marmoset monkeys exposed to phthalates as juveniles, which found no testicular effects from high doses. The study was sponsored by the Japan Plasticizer Industry Association. Scientists involved in a California regulatory review questioned the study and maintained it didn't support the conclusion that humans are less sensitive to phthalates than rodents are.

Ms. Stanley's conclusion: "There is no reliable evidence that any phthalate, used as intended, has ever caused a health problem for a human."

Societal Issue

The phthalate debate is part of the larger societal issue of what, if anything, to do about minute, once-undetectable chemical traces that some evidence now suggests might hold health hazards.

With much still unknown about phthalates, scientists and regulators at the Environmental Protection Agency are moving cautiously. "All this work on the effects of phthalates on the male reproductive system is just five years old," says the EPA's leading phthalate researcher, L. Earl Gray. "There appears to be clear disruption of the androgen pathway, but how? What are phthalates doing?"

To Rochelle Tyl, a toxicologist who works for corporations and trade groups studying chemicals' effects on animals, the broader question is: "If we know something bad is happening, or we think we do, do we wait for the data or do we act now to protect people?" Based on her own studies of rodents, Dr. Tyl says it is still unclear whether low levels of phthalates damage baby boys.

Some countries have acted. In 2003, Japan banned certain types of phthalates in food-handling equipment after traces turned up in school lunches and other foods.

The European Union has recently banned some phthalates in cosmetics and toys. In January, the European Parliament's public health committee called for banning nearly all phthalates in household goods and medical devices. In July, the full parliament asked the EU's regulatory body, European Commission, to review a full range of products "made from plasticised material which may expose people to risks, especially those used in medical devices."

With the controversy particularly hot in Europe, the European market for the most common phthalate plasticizer, diethylhexyl phthalate, or DEHP, has fallen 50% since 2000, says BASF AG, the German chemical giant. In response, BASF says it is ceasing production of DEHP in Europe this month. A spokesman for the company says the cutback won't affect its phthalate production in the U.S.

The U.S. doesn't restrict phthalates, and has lobbied the EU hard in recent years not to burden manufacturers with new regulations on chemicals. Still, a few companies, under pressure from health groups, have agreed to abide by European standards in their products sold in the U.S. Procter & Gamble Co. said last year it would no longer use phthalates in nail polish. Last December, Unilever, Revlon Inc. and L'Oréal SA's American unit promised to eliminate all chemicals banned in European products from the same items in the U.S.

For medical bags and tubes, Baxter International Inc. pledged in 1999 to develop alternatives to phthalate-containing PVC, as did Abbott Laboratories in 2003. (Abbott has since spun off its hospital-products unit.) In a June study by Harvard researchers of 54 newborns in intensive care, infants who'd had the most invasive procedures had five times as much of the phthalate DEHP in their bodies -- as measured in urine -- as did babies with fewer procedures.

Researchers aren't yet sure what this means. Another study by doctors at the Children's National Medical Center in Washington, published last year, found that 19 adolescents who'd had significant exposure to phthalates from medical devices as newborns showed no signs of adverse effects through puberty.

Kaiser Permanente, the big health-maintenance organization, promised in 1999 to eliminate phthalates in hospital supplies. Demand from the HMO has helped drive development of medical gloves that don't contain phthalates, as well as non-PVC carpeting and a new line of phthalate-free plastic handrails, corner guards and wall coverings.

In the early 1990s, the EPA set exposure guidelines for several types of phthalates, based on studies that had been done decades earlier. Since then, much more has been learned about them.

Consider dibutyl phthalate, which is used to keep nail polish from chipping and to coat some pills. The EPA did a risk assessment of it 15 years ago, relying on a rodent study performed in 1953. The now half-century-old study found a "lowest adverse-effect level" -- 600 milligrams a day per kilogram of body weight -- that killed half of the rodents within a week.

A 2004 study of the same chemical, published in the journal Toxicological Sciences, found far subtler effects, at far lower exposures. It detected gene alteration in fetuses of female rats that ingested as little as 0.1 milligram a day of the phthalate for each kilogram of body weight. That dose is one six-thousandth of the 1953 "lowest adverse-effect" level.

It's also an exposure level found in some U.S. women, says Paul Foster of the National Institute of Environmental Health Sciences, a co-author of the gene study. So "now we're talking about 'Josephina Q. Public' -- real women in the general population," he says. "The comfort level is receding."

EPA Caution

Still, because researchers don't know the function of the genes that were altered in the rat study, EPA experts say it's too early to base regulatory decisions on such gene changes. "We're a long way, in my opinion, from considering changes in gene expression as 'adverse' for risk assessment," says the environmental agency's Dr. Gray.

Exxon Mobil Corp. and BASF dominate the $7.3 billion phthalates market. An Exxon Mobil spokeswoman says risk assessments by government agencies in Europe and the U.S. confirm "the safety of phthalates in their current applications."

Phthalates are cheaper than most other chemicals that can soften plastics. But a BASF press release says European manufacturers have been replacing phthalates with plasticizers designed for "sensitive applications such as toys, medical devices and food contact."

Makers of pills sometimes coat them with phthalates to make them easier to swallow or control how they dissolve. A case study published last year in the journal Environmental Health Perspectives said a man who took a drug for ulcerative colitis, Asacol, for three months was exposed to several hundred times as much dibutyl phthalate as the average American. The drug's maker, Procter & Gamble, says it coats the pill with the phthalate so it will stay intact until it reaches inflamed colon areas. P&G says a daily dose of the drug has less than 1% of the 0.1 milligram of dibutyl phthalate per kilogram of body weight that the EPA regards as a safe daily dose.

Sperm Count

Attributing health effects to specific industrial chemicals is a dicey business. Scientists often look for associations: statistical correlations that suggest, but don't prove, a possible causal link.

With phthalates, they've found a few. For instance, a 2003 study divided 168 male patients at a fertility clinic into three groups based on levels of phthalate metabolites in their urine. The study found that men in the highest third for one of the phthalates were three to five times as likely as those in the lowest third to have a low sperm count or low sperm activity. Men highest in a different phthalate also had more abnormally shaped sperm, according to the study, which was done by researchers at the Harvard School of Public Health and published in the journal Epidemiology.

The scientists now are extending the research to 450 men. In their next paper, they're also planning to discuss a separate Swedish study, of 245 army recruits, that found no link between phthalate exposure and sperm quality.

The latest human study, on 96 baby boys in Denmark and Finland, found that those fed breast milk containing higher levels of certain phthalates had less testosterone during their crucial hormonal surge at three months of age than baby boys exposed to lower levels.

Authors of the study, led by Katharina Main of the University of Copenhagen and published Sept. 8 in Environmental Health Perspectives, said their findings support the idea that the human testis is vulnerable to phthalate exposure during development -- possibly even more vulnerable than rodents' genitalia. They added, however, that "before any regulatory action is considered, further studies on health effects of [phthalates] are urgently needed" aimed at "verifying or refuting our findings."

Physical Differences

A human study of 85 subjects published in June linked fetal exposure to phthalates to structural differences in the genitalia of baby boys.

Researchers measured phthalate levels in pregnant women and later examined their infant and toddler sons. For pregnant women who had the highest phthalate exposure -- a level equivalent to the top 25% of such exposure in American women -- baby sons had smaller genitalia, on average. And their sons were more likely to have incompletely descended testicles.

Most striking was a difference in the length of the perineum, the space between the genitalia and anus, which scientists call AGD, for anogenital distance. In rodents, a shortened perineum in males is closely correlated with phthalate exposure. A shortened AGD also is one of the most sensitive markers of demasculinization in animal studies.

Males' perineums at birth are usually about twice as long as those of females, in both humans and laboratory rodents. In this study, the baby boys of women with the highest phthalate exposures were 10 times as likely to have a shortened AGD, adjusted for baby weight, as the sons of women who had the lowest phthalate exposures.

The length difference was about one-fifth, according to the study, which was led by epidemiologist Shanna Swan of the University of Rochester (N.Y.) School of Medicine and Dentistry and published in Environmental Health Perspectives. Among boys with shorter AGD, 21% also had incomplete testicular descent and small scrotums, compared with 8% of the other boys.

Does it matter? The researchers intend to track as many of the boys as possible into adulthood, to address a key question: Will they grow up with lower testosterone levels, inferior sperm quality and higher rates of testicular tumors, as do rats with phthalate syndrome?

When the boys are 3 to 5 years old, Dr. Swan plans to assess their play behavior to see if exposure to phthalates appears associated with feminized neurological development. She says such tests have shown that little girls with high levels of androgens, or male hormones, gravitate toward "masculine" play. But she says no one has studied whether boys' play is affected by fetal exposure to chemicals that block androgens.

"In rodents, the changes result in permanent effects. Future studies will be necessary to determine whether these boys are also permanently affected," Dr. Swan says.

She and others agree that a study of just 85 subjects needs to be enlarged and repeated. She notes that although boys' genitalia were affected in subtle ways, no substantial malformations or disease were detected.

Some endocrinologists call this the first study to link an industrial chemical measured in pregnant women to altered reproductive systems in offspring. "It is really noteworthy that shortened AGD was seen," says Niels Skakkebaek, a reproductive-disorder expert at the University of Copenhagen, who wasn't an author of the study. "If it is proven the environment changed the [physical characteristics] of these babies in such an anti-androgenic manner, it is very serious."

Ms. Stanley of the American Chemistry Council doubts that any study can "tease out" the cause of a human health condition, given the wide variety of chemical exposures in people's lives. She notes that some of the specific phthalates associated with reproductive changes in the two human-baby studies haven't been linked to such changes in rodents. So, she says, it's possible the changes in anogenital distance and hormone levels may merely reflect normal variability.

Dr. Tyl, the chemical-industry toxicologist, says her own rat studies confirm that AGD is very sensitive to phthalates. She says that in rats that had very high phthalate exposures, a shortened AGD at birth was closely associated with a number of serious reproductive disorders later in life. However, in rats exposed to much lower doses of phthalates, a shortened AGD at birth did not always lead to later troubles. Many of these rats grew up to breed normally, she says, despite their slightly altered anatomy.

Dr. Tyl suggests that the same may be true of humans. Dr. Swan's study is "potentially important," Dr. Tyl says, because it suggests that "at low levels of exposure, humans are responding" to phthalates. But it remains quite possible, Dr. Tyl theorizes, that the boys with shortened AGD will grow up normally. "At what point do changes like this cross the line" to become dangerous, she asks. "We don't know yet."

Write to Peter Waldman at peter.waldman@wsj.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Ted Yu
Special Counsel